Exhibit 99.1

INVITEL HOLDINGS A/S

Puskas Tivadar u. 8-10

H-2040 Budaors, Hungary

Phone (361) 801-1500 - Fax (361) 801-1501

FOR:	INVITEL HOLDINGS A/S

COMPANY CONTACT:	Robert Bowker
Chief Financial Officer
Hungary:	(011) 361-801-1374

U.S.:	Peter T. Noone
General Counsel
(206) 654-0204

FOR IMMEDIATE RELEASE

INVITEL HOLDINGS A/S ANNOUNCES

FIRST QUARTER 2009 FINANCIAL RESULTS

NEW YORK – (BUSINESS WIRE) – May 19, 2009 – Invitel Holdings A/S (NYSE Amex U.S.: IHO), the successor to Hungarian Telephone and Cable Corp., announced today its financial results for the quarter ended March 31, 2009.

FIRST QUARTER 2009 RESULTS

The results for the quarter ended March 31, 2009 reflect the inclusion of the results attributable to the Memorex Acquisition for the full three months compared to the quarter ended March 31, 2008, which only included the results from the Memorex Acquisition for two months. The results for the quarter ended March 31, 2008 are the results of Invitel Holdings’ predecessor, Hungarian Telephone and Cable Corp.

Invitel Holdings revenue was $104.4 million for the quarter ended March 31, 2009, which represents a 4% increase in functional currency terms compared to the quarter ended March 31, 2008. Income from operations increased by 7% in functional currency terms compared to the quarter ended March 31, 2008 and was $18.5 million for the quarter ended March 31, 2009. Invitel Holdings’ net loss attributable to common stockholders for the quarter ended March 31, 2009 was $75.0 million, or $4.53 per (diluted) common share, as compared to net income attributable to common stockholders of $4.0 million, or $0.24 per (diluted) common share for the quarter ended March 31, 2008. This reduction in net income was principally due to an increase in foreign exchange losses and a decrease in our gain on derivatives compared to the first quarter of 2008.

Mass Market Voice – Invitel Holdings’ Mass Market Voice gross margin decreased by 17% in functional currency terms compared to the quarter ended March 31, 2008 and was $20.9 million in the quarter ended March 31, 2009, mainly due to the decrease in the number of subscribers inside the historical concession areas and the decrease in the number of low margin carrier select customers.

Mass Market Internet – Invitel Holdings grew its Mass Market Internet business both inside and outside its historical concession areas. Invitel Holdings’s Mass Market Internet gross margin increased by 1% in functional currency terms compared to the quarter ended March 31, 2008 and was $8.5 million in the quarter ended March 31, 2009. The lower growth reflects the overall slow down in the fixed line broadband market.

Business – Invitel Holdings’ Business gross margin decreased by 5% in functional currency terms compared to the quarter ended March 31, 2008 and was $20.7 million in the quarter ended March 31, 2009. The decrease was principally attributable to the renegotiation and retention of certain major contracts.

Wholesale – Invitel Holdings’ Wholesale gross margin increased by 11% in functional currency terms compared to the quarter ended March 31, 2008 and was $27.3 million in the quarter ended March 31, 2009, primarily due to the inclusion of the operations attributable to the Memorex Acquisition.

Invitel Holdings’ net cash provided by operations was $39.6 million for the quarter ended March 31, 2009.

Please note that when comparing the financial results for the quarter ended March 31, 2009 to the financial results for the quarter ended March 31, 2008, the reported results in U.S. dollars have been affected by the difference between the average Hungarian forint/U.S. dollar exchange rates during such periods. The Hungarian forint depreciated against the U.S. dollar by 23% when calculating the average Hungarian forint/U.S. dollar exchange rate during the quarter ended March 31, 2009 as compared to the average Hungarian forint/U.S. dollar exchange rate during the quarter ended March 31, 2008.

COMMENTS FROM MARTIN LEA

Commenting on the financial results, Invitel Holdings’ President and CEO Martin Lea said, “We are clearly facing a challenging market in Hungary due to the macroeconomic conditions. This is impacting in particular our Mass Market Voice and Internet businesses. Our Wholesale and Business segment activities continue to perform well and this reflects our increased strategic focus on these segments.”

CONFERENCE CALL

On Tuesday, May 19, 2009 (at 14:00 UK time, 15:00 CET, 9:00 AM ET) the CEO and CFO of Invitel Holdings will host a conference call to discuss the 2008 financial results and Invitel Holdings’ financial results for the 1st Quarter 2009. You can participate in the conference call by dialling 800-224-62666 (UK toll free), +1-201-689-8567 (International) or +1-877-407-0782 (U.S. toll free) and referencing “Invitel Holdings”.

A web cast of the call and the presentation materials will be available on the Invitel Holdings web site at www.invitel.hu under “Investor Relations”. The web cast will be archived for 30 days.

In addition, a replay of the call will be available two hours after the call has ended and through June 2, 2009. To access the replay of the call, please dial +1-877-660-6853 (U.S. toll free) or internationally dial +1-201-612-7415 and enter the account (286) followed by the replay access code (323188).

A copy of the presentation materials will also be filed with the U.S. Securities and Exchange Commission prior to the call.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S, formerly Hungarian Telephone and Cable Corp., operating under the Invitel brand name, is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also the leading independent player in the Central and South Eastern European wholesale data and capacity market.

Forward-Looking Statements

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’s Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’s filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

Invitel Holdings A/S

Financial Highlights

(in millions, except per share data)

Statements of Operations

	Quarter Ended March 31, 2009	Quarter Ended March 31, 2008
	(unaudited)	(unaudited)
Mass Market Voice	$25.3	$41.9
Business	26.7	37.2
Mass Market Internet	10.5	13.5
Wholesale	41.9	38.9
Total Revenue	104.4	131.5

Segment Cost of Sales	(27.0)	(40.2)

Income (loss) from Operations	18.5	22.5

Interest Expense	(37.9)	(27.6)

Foreign exchange gains (losses), net	(64.8)	(13.2)

Gains (losses) on derivative financial instruments	1.9	29.1

Net income (loss) attributable to common stockholders	(75.0)	4.0

Net income (loss) per common share (diluted)	$(4.53)	$0.24

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